SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2017

G. Willi-Food International Ltd.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

G. Willi-Food International Ltd. (NASDAQ: WILC) (the "Company" or "Willi-Food"), a global company that specializes in the development, marketing and international distribution of kosher foods, reported that its controlling shareholder, Willi Food Investments Ltd. ("Willi Food Investments"), reported today that the Chairman of the Israel Securities Authority ("ISA") announced its decision to transfer the investigation filed in the matter of Willi Food Investments, B.S.D. Crown Ltd. ("BSD") and BGI Investments (1961) Ltd. ("BGI'') to the District Attorney's Office (Taxation and Economics) approximately a month ago to examine the submission of indictments against those involved in the case.

According to ISA announcement, the findings of the investigation indicate that sufficient evidence was found regarding the involvement of former controlling shareholders of Willi Food Investments, BSD and BGI, Alexander Granovskyi and others on his behalf, and Gregory Gurtovoy and others on his behalf, Joseph Schneerson, former CEO of BSD and a director of Willi Food Investments and others involved in offenses under the Israeli Securities Law and the Israeli Penal Law, including reporting offenses, fraudulent receipt, false registration in corporate documents, offenses by managers and employees in the corporation, fraud and breach of trust in the corporation and money laundering.

The findings of the investigation show that from 2013 until this day, deposits of BSD and BGI were pledged in the amount of approximately $60 million in banks in Austria and Azerbaijan in favor of loans to companies related to Alexander Granovskyi. Gregory Gurtovoy, who acquired control of BSD and BGI in 2015, is suspected to have acted with others and together with Granovskyi to continue to fraudulently withdraw money from BSD and BGI, to hide the liens and even acted to enable their continued existence by making misrepresenting to officers of BSD and BGI and prevent true reports to the public as required.

The findings of the investigation also show that Gurtovoy had fraudulently removed $3 million from the Company for the purchase of bonds of a Czech company, while concealing that this was in order to receive personal credit in the amount of millions of shekels from an Austrian bank for various uses.

Willi Food Investments clarified that the former controlling shareholders mentioned above and/or officers mentioned above no longer hold any positions in Willi Food Investments and/or in any of the companies under its control.  This includes the Company.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD. (the "Registrant")

Dated: June 22, 2017	By:	/s/ Pavel Buber
Name: Pavel Buber
Title: Chief Financial Officer